- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        LITCHFIELD FINANCIAL CORPORATION
                           (NAME OF SUBJECT COMPANY)
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  536619 10 9

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              RICHARD A. STRATTON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        LITCHFIELD FINANCIAL CORPORATION
                                430 MAIN STREET
                       WILLIAMSTOWN, MASSACHUSETTS 01267
                                 (413) 458-1000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                               JAMES WESTRA, ESQ.
                          HUTCHINS, WHEELER & DITTMAR
                           A PROFESSIONAL CORPORATION
                               101 FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 951-6600

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Litchfield Financial Corporation, a Massachusetts corporation (the "Company"), and the address of the principal executive offices of the Company is 430 Main Street, Williamstown, Massachusetts 01267. The title of the class of equity securities to which this statement relates is the common stock, $.01 par value per share, of the Company (the "Common Stock").

ITEM 2.  TENDER OFFER OF ACQUISITION.

     This statement relates to a cash tender offer by Textron Financial Corporation, a Delaware corporation ("Parent"), and its wholly-owned subsidiary, Lighthouse Acquisition Corp., a Massachusetts corporation ("Acquisition"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated September 29, 1999, to purchase all of the issued and outstanding shares of Common Stock (the "Shares") at a price of $24.50 per share (such amount, or any greater amount per share paid pursuant to the Offer, being hereafter referred to as the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). Textron Financial Corporation is a wholly-owned subsidiary of Textron Inc., a Delaware corporation ("Textron").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 22, 1999 (the "Merger Agreement"), by and among Parent, Acquisition and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions to the Merger (as defined in the Merger Agreement), subject to conditions set forth below in the section entitled "Meeting of Stockholders; Proxy Statement," Acquisition will be merged with and into the Company, with the Company surviving the Merger. A copy of the Merger Agreement is filed herewith as Exhibit 1, and is incorporated herein by reference.

     Based on the information in the Offer to Purchase, the principal executive offices of Parent and Acquisition are located at 40 Westminster Street, Providence, Rhode Island 02903.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as set forth below, none of the officers or directors of the Company is presently a party to any transaction with the Company or its affiliates (other than for services as employees, officers and directors), including without limitation any material contract, agreement, arrangement or understanding (i) providing for the furnishing of services to or by, (ii) providing for rental of real or personal property to or from, or (iii) otherwise requiring payments to or from, any officer or director, any member of the family of any officer or director or any corporation, partnership, trust or other entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner.

STOCK OPTIONS

     As of the Effective Time, each outstanding, unexercised stock option to purchase shares of the Company's Common Stock (a "Company Stock Option") issued under the Company's 1990 Stock Option Plan, as amended (the "1990 Plan") and the 1995 Stock Option Plan for Non-Employee Directors, as amended (the "Director Plan") shall terminate and be canceled and each holder of a Company Stock Option shall be entitled to receive, in consideration therefor, a cash payment from the Company equal to the product of (a) the excess, if any, of (x) the Merger Consideration over (y) the per share exercise price of such Company Stock Option, times (b) the number of Shares (as defined in the Merger Agreement) subject to the Company Stock Option (whether or not then exercisable or vested). As of September 22, 1999, there were options covering 913,720 shares outstanding at exercise prices ranging from $1.44 to $23.25. With respect to Company Stock Options, including those accelerated pursuant to the Merger Agreement, the executive officers and directors of the Company will respectively receive the following approximate amounts: Richard A.

Stratton will receive $3,575,169; Heather A. Sica will receive $2,467,907; Ronald E. Rabidou will receive $746,098; John Costa will receive $310,812; John
J. Malloy will receive $255,625; Joseph Weingarten will receive $681,562; Gerald Segel will receive $405,769; James Westra will receive $100,755; James Zinn will receive $42,317; Eugene McMahon will receive $42,317; and Grant Wilson will receive $42,317.

CERTAIN CONTRACTS

     Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described under the heading "Employment Agreements, Change of Control Severance Agreements, Stock Option Plans" in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, attached as Annex A hereto and incorporated by reference herein.

CHANGE OF CONTROL SEVERANCE AGREEMENTS

     On September 22, 1999, the Board of Directors of the Company approved a Severance Agreement (the "Severance Agreement") to be entered into by the Company and Joseph Weingarten (the "Executive"). On January 1, 1999, the Company executed severance agreements with each of Richard A. Stratton, Heather A. Sica and Ronald E. Rabidou, each containing substantially the same terms and conditions as the Severance Agreement. On March 22, 1999, the Company executed a Severance Agreement with John Costa containing substantially the same terms and conditions as the Severance Agreement. Pursuant to a separate arrangement with Mr. Costa entered into at the commencement of Mr. Costa's employment with the Company, Mr. Costa will be entitled to an additional payment of $71,250 upon the completion of the Merger. The Severance Agreement provides that if, following a Transaction (as defined in the Severance Agreement), the Executive's employment has been terminated by the Company for any reason, other than Cause (as such term is defined therein) or the death or disability of the Executive, or by the Executive for Good Reason (as such term is defined therein), then the Company will pay the Executive, a lump sum equal to the higher of (i) the Executive's total salary and bonus for the most recently completed fiscal year, and (ii) the Executive's total annualized salary and bonus, based on the partial fiscal year in which the date of termination occurs (the "Severance Payments"). In addition to such lump-sum severance payment, the Executive shall (i) be entitled to participate in the Company's medical insurance plan for a period of twelve months following the termination date at the Company's expense, after which the Executive will have COBRA rights as provided by law and (ii) for a period of twelve months, be permitted to participate in any of the Company's other benefit plans in which the Executive is participating as of the termination date pursuant to Company policy. The foregoing summary of certain provisions of the Severance Agreement is qualified in its entirety by reference to the form of Severance Agreement, which is incorporated herein by reference, and a copy of which is filed herewith as Exhibit 2.

     The Severance Agreement further provides that, in the event that the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any penalty or excise tax subsequently imposed by law applies to any payment or benefit received or to be received by the Executive in connection with a Transaction or the termination of the Executive's employment (whether pursuant to the terms of the Severance Agreement or any other plan, arrangement, or agreement with the Company, any Person whose actions result in the Transaction or any Person affiliated with the Company or such Person) (all such payments and benefits, including the Severance Payments, being hereinafter called "Total Payments"), an additional amount shall be paid by the Company to the Executive such that the aggregate after-tax amount that he shall receive with respect to the Total Payments, including this section, shall have a present value equal to the aggregate after-tax amount that he would have received and retained had such excise or penalty tax (and any interest or penalties in respect thereof) not applied to him. For this purpose, the Executive shall be presumed to be subject to tax in each year relevant to the computation at the then maximum applicable combined Federal and Massachusetts income tax rate, and the present value of payments to him shall be made consistent with the principles of Section 280G of the Code.

THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which is filed herewith as
Exhibit 1.

     The Offer. The Merger Agreement provides that no later than five business days from the date of initial public announcement of the Merger Agreement, Acquisition will commence the Offer. The parties to the Merger Agreement have agreed in the Merger Agreement that the obligations of Acquisition to accept for payment and pay for Shares tendered pursuant to the Offer will be subject only to the satisfaction or waiver of the conditions described below under "Offer Conditions", including the Minimum Condition. Under the Merger Agreement, Acquisition expressly reserves the right, in its sole discretion, to waive any such condition (other than the Minimum Condition), provided, that, without the prior written consent of the Company, Acquisition will not (i) decrease the amount to be paid per share in the Offer to below $24.50, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer or the Minimum Condition, (iv) impose conditions to the Offer in addition to the Offer Conditions or (v) amend any other term of the Offer in a manner which, in the Company's reasonable judgment, is adverse to the holders of the Shares (provided that a waiver by Acquisition of any condition other than the Minimum Condition shall not be deemed to be adverse to the holders of the Shares or the Company).

     Notwithstanding the foregoing, Acquisition may, without the consent of the Company, extend the Offer for an aggregate period of up to five business days beyond the Expiration Date if there shall not have been tendered sufficient Shares so that the Merger could be effected without a meeting of the Company's stockholders in accordance with Section 82 of the MBCL. Acquisition shall have no obligation to pay interest on the purchase price of tendered Shares.

     Company Board Representation. The Merger Agreement provides that, promptly upon purchase by Acquisition of Shares pursuant to the Offer, and from time to time thereafter, Acquisition shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as shall give Acquisition representation on the Board of Directors equal to the product of the total number of directors on such Board (including any vacancies or unfilled newly-created directorships) multiplied by the percentage that the aggregate number of Shares beneficially owned by Acquisition or any affiliate of Acquisition bears to the total number of Shares then outstanding, and the Company shall amend, or cause to be amended, its by-laws to provide for the foregoing and shall, at such time, promptly take all action necessary to cause Acquisition's designees to be so elected, including either increasing the size of the Board of Directors or securing the resignations of incumbent directors or both; provided, that there shall at all times be at least two Disinterested Directors (as defined in the Merger Agreement). The Merger Agreement further provides that the Company's obligations to appoint designees to its Board of Directors will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the Effective Time and in accordance with the MBCL, Acquisition will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Acquisition will cease and the Company will continue as the Surviving Corporation.

     The Merger Agreement provides that the Amended and Restated Articles of Organization of the Company, as in effect immediately prior to the Effective Time, shall be the articles of organization of the Surviving Corporation until thereafter amended as provided by law. At the Effective Time, the by-laws of Acquisition as in effect immediately prior to the Effective Time will be the by-laws of the Surviving Corporation, until thereafter altered, amended or repealed as provided by law. The Merger Agreement provides that the directors of Acquisition immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, each to hold office until their respective successor shall be duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of organization and by-laws of the Surviving Corporation.

     The Merger Agreement provides that, at the Effective Time, each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company or by Parent, Acquisition or any direct or indirectly wholly-owned subsidiary of the Company, Parent or Acquisition, which shall be cancelled, and other than Shares, if any (collectively, "Dissenting Shares"), held by stockholders who have properly exercised appraisal rights under Section 89 of the MBCL) will, by virtue of the Merger and without any action on the part of the Company, Acquisition or the holders of the Shares, be cancelled, extinguished and converted into and become a right to receive $24.50 in cash (the "Merger Consideration"), payable to the holder thereof, without interest, upon surrender of the certificate formerly representing such Share, less any required withholding taxes. All Shares that are owned by the Company (as treasury stock or otherwise) and all Shares owned by Parent, Acquisition or any direct or indirect wholly-owned subsidiary of the Company, Parent or Acquisition, if any, will be canceled and retired and cease to exist, and no cash or other consideration will be delivered in exchange therefore.

     The Merger Agreement provides that Shares that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who has not voted in favor of the Merger and who is otherwise entitled to demand, and who properly demands appraisal for such Shares in accordance with all the provisions of the MBCL concerning the rights of holders of Shares to dissent from the Merger and require appraisal of their Shares, will not be converted into or exchangeable for the right to receive the Merger Consideration unless such holder fails to perfect or otherwise effectively withdraws or loses such holder's right to appraisal, if any. Such holders will be entitled to receive the appraised value of such Shares held by them in accordance with the applicable provisions of the MBCL. If, after the Effective Time, such holder fails to perfect or loses its right to appraisal, each Share of such holder will be treated as if it had been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon.

     The Merger Agreement provides that each share of common stock of Acquisition will be converted into one share of common stock of the Surviving Corporation.

     The Merger Agreement provides that each option granted to a Company employee or director pursuant to the Company's 1990 Stock Option Plan, as amended, and 1995 Stock Option Plan for Non-Employee Directors, as amended (together, the "Stock Plans") to acquire shares of Company Common Stock (each such option hereinafter is referred to as an "Option") that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall, effective as of immediately prior to the Effective Time, be canceled and the holder thereof shall be entitled to receive at the Effective Time or as soon as practicable thereafter from the Company in consideration for such cancellation an amount in cash equal to the product of (1) the number of Shares previously subject to such Option and (2) the excess, if any, of the Merger Consideration over the exercise price per share of such Option (subject to any applicable withholding taxes).

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations and warranties by the Company as to the Company's organization and authorized capital stock, subsidiaries, noncontravention and consents, filings with the Commission, financial statements, no material adverse change, legal proceedings, subsequent events, commissions and fees, offering documents, employee benefit plans, compliance with the law, intellectual property, taxes and opinion of financial advisor. Some of the representations are qualified by the limitation that, in order for the representation to have been breached, the event breaching the representation must have a Material Adverse Effect. A "Material Adverse Effect" as to the Company means any change or effect that would (i) be materially adverse to the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole or (ii) prevent or materially delay the consummation of the Offer or the Merger; provided, however, that a decline in the price of the Company's Common Stock as traded on the Nasdaq National Market as a result of the Company (i) failing to complete contemplated off-balance sheet financings, (ii) attempting to reacquire assets serviced by the Company and financed off-balance sheet, or (iii) discontinuing "gain on sale accounting," shall not be deemed to have a Material Adverse Effect unless it is otherwise a result of an event or occurrence that is materially adverse to the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole.

     In addition, the Merger Agreement contains representations and warranties of Parent and Acquisition concerning their organization, authorization of the agreement, noncontravention and consents, commissions and fees, and funds.

AGREEMENTS OF THE COMPANY, ACQUISITION AND PARENT.

     Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, prior to the Effective Time, the Company and its subsidiaries will conduct their operations according to their ordinary and usual course of business and consistent with past practice. The Merger Agreement further provides that, without limiting the generality of the foregoing, and except as expressly contemplated by the Merger Agreement, prior to the Effective Time, neither the Company nor any of its subsidiaries will, without the prior written consent of Parent:

          (a) amend or otherwise change its articles of organization or by-laws or equivalent organizational documents;

          (b) issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, (i) any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including but not limited to stock appreciation rights or phantom stock), of the Company or any of its subsidiaries (except for the issuance of up to 913,720 Shares required to be issued pursuant to the terms of options outstanding as of September 22, 1999) or (ii) any assets of the Company or any of its subsidiaries, except in the ordinary course of business and in a manner consistent with past practice;

          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

          (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

          (e) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person (other than in the ordinary course of business consistent with past practice) and other than existing committed facilities; (iii) enter into any contract or agreement other than in the ordinary course of business consistent with past practice; or (iv) authorize capital expenditures (during any three month period) which are, in the aggregate, in excess of $25,000 for the Company and its subsidiaries taken as a whole;

          (f) except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of the Merger Agreement or as provided in the Merger Agreement, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of employees of the Company or its subsidiaries who are not officers of the Company in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans to or enter into any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend or terminate any collective bargaining agreement or employee benefit plan, including, but not limited to, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

          (g) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting practices or principles used by it, other than discontinuance of the gain on sale method;

          (h) make any material tax election change for any annual tax accounting period, change any method of tax accounting, file any amended tax return or settle or compromise any material federal, state, local or foreign tax liability;

          (i) settle or compromise any pending or threatened suit, action or claim which is material or which relates to the transactions contemplated hereby;

          (j) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries not constituting an inactive subsidiary (other than the Merger);

          (k) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (i) in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice and (ii) of liabilities required to be paid, discharged or satisfied pursuant to the terms of any contract in existence on the date of the Merger Agreement;

          (l) (i) make or commit to make any financial services loan;

          (ii) make or commit to make any other loan except as specifically provided in clauses (iii) through (ix) of this paragraph (l);

          (iii) purchase or commit to purchase consumer land loans from a single dealer exceeding an aggregate amount of (y) $1,000,000 in the case of a dealer that is an approved dealer as of the date of the Merger Agreement or
     (z) $2,500,000 in the case of a dealer that becomes an approved dealer on or after the date of the Merger Agreement;

          (iv) purchase or commit to purchase consumer timeshare loans from a single seller exceeding an aggregate amount of (y) $500,000 in the case of a seller that is an approved seller as of the date of the Merger Agreement or (z) $1,000,000 in the case of a seller that becomes an approved seller on or after the date of the Merger Agreement;

          (v) make or commit to make loans for the acquisition and/or construction of timeshare units that exceed (y) $2,500,000 in the case of a new loan to an approved borrower (or group of affiliated borrowers) as of the date of the Merger Agreement; provided however, that any increase in an existing commitment shall not exceed $1,000,000, and provided, further, that any additional loans or increases as described in this clause (y) shall not cause the aggregate commitments to such borrower to exceed $2,500,000 or (z) $2,000,000 in the case of a borrower (or group of affiliated borrowers) which becomes an approved borrower on or after the date of the Merger Agreement;

          (vi) make or commit to make loans for the acquisition and/or development of landlots that exceed (y) $500,000 in the case of a new loan to an approved borrower (or group of affiliated borrowers) as of the date of the Merger Agreement; provided however, that any increase in an existing commitment shall not exceed $100,000, and provided, further, that any additional loans or increases as described in this clause (y) shall not cause the aggregate commitments to such borrower to exceed $1,500,000 or
     (z) $1,000,000 in the case of a borrower (or group of affiliated borrowers) which becomes an approved borrower on or after the date of the Merger Agreement;

          (vii) make or commit to make loans for the finance or purchase of land (not including consumer loans as provided in clause (iii) of this paragraph
     (l)) that exceed (y) $1,000,000 in the case of a new loan to an approved borrower (or group of affiliated borrowers) as of the date of the Merger Agreement; provided however, that any increase in an existing commitment shall not exceed $250,000, and provided, further, that any additional loans or increases as described in this clause (y) shall not cause the aggregate commitments to such borrower to exceed $2,500,000 or (z) $500,000 in the case of a borrower (or group of affiliated borrowers) which becomes an approved borrower on or after the date of the Merger Agreement;

          (viii) make or commit to make loans for the finance or purchase of timeshare units (not including consumer loans as provided in clause (iv) of Section 5.1(l) above) that exceed (y) $5,000,000 in the case of a new loan to an approved borrower (or group of affiliated borrowers) as of the date of the Merger Agreement; provided however, that any increase in an existing commitment shall not exceed $2,500,000, and provided, further, that any additional loans or increases as described in this clause (y) shall not cause the aggregate commitments to such borrower to exceed $5,000,000 or
     (z) $5,000,000 in the case of a borrower (or group of affiliated borrowers) which becomes an approved borrower on or after the date of the Merger Agreement; or

          (ix) purchase or commit to purchase any tax lien certificate greater than $500,000;

    provided, that nothing in this paragraph (l) shall prohibit the Company from honoring any contractual obligation in existence on the date of the Merger Agreement;

          (m) refinance or restructure any existing loan, except in the ordinary course of business consistent with past practice and prudent lending practices;

          (n) make any material changes in its polices or practices concerning loan underwriting and credit scoring, or which persons may approve loans or credit scoring;

          (o) except in the ordinary course of business consistent with past practice and prudent business practices, enter into any securities transaction for its own account or purchase or otherwise acquire any investment security for its own account other than (A) securities backed by the full faith and credit of the United States or an agency thereof and (B) other readily marketable securities not in excess of $100,000;

          (p) foreclose upon or otherwise take title to or possession or control of any real property (other than residential property) without first obtaining a phase one environmental report thereon;

          (q) enter into any new, or modify, amend or extend the terms of any existing, contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk, except in the ordinary course of business consistent with past practices and prudent business practices; or

          (r) take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in paragraphs (a) through (q) or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue and incorrect as of the date when made if such action had then been taken, or would result in any of the Offer Conditions not being satisfied.

     No Solicitation of Transactions. The Merger Agreement provides that the Company, its affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any existing discussions or negotiations, if any, with any parties conducted theretofore with respect to any acquisition or exchange of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any business combination with or involving the Company or any of its subsidiaries. The Merger Agreement also provides that, at any time prior to consummation of the Offer, the Company may, directly or indirectly, furnish information and access, in each case only in response to a request for such information or access to any person made after the date thereof which was not encouraged, solicited or initiated by the Company or any of its affiliates or any of its or their respective officers, directors, employees, representatives or agents after the date thereof, pursuant to appropriate confidentiality agreements, and may participate in discussions and negotiate with such person concerning any merger, sale of assets, sale of shares of capital stock or similar transaction (including an exchange of stock or assets) involving the Company or any subsidiary or division of the Company, in each case (whether furnishing information and access or participating in discussions and negotiations) only if such person has submitted a written proposal to the Board of Directors of the Company relating to any such transaction and the Board by majority vote determines in good faith, based upon the advice of outside counsel to the Company, that failing to take such action would constitute a breach of the Board's fiduciary duty under applicable law. The Board is required to provide a copy of any such written proposal to Parent immediately after receipt thereof, notify Parent immediately if any proposal (oral or written) is made and in such notice indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal and keep Parent promptly advised of all developments which could reasonably be expected to culminate in the Board of Directors withdrawing, modifying or amending its recommendation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Except as set forth in
Section 6.5 of the Merger Agreement, neither the Company or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent and Acquisition, any affiliate or associate of Parent and Acquisition or any designees of Parent or Acquisition) concerning any merger, sale of any material portion of assets, sale of any of the shares of capital stock or similar transactions (including an exchange of stock or assets) involving the Company or any subsidiary or division of the Company; provided, that the Board of Directors of the Company may take, and disclose to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer; provided, further, that the Board of Directors may not recommend that the stockholders of the Company tender their Shares in connection with any such tender offer unless the Board by majority vote shall have determined in good faith, based upon the advice of outside counsel to the Company, that failing to take such action would constitute a breach of the Board's fiduciary duty under applicable law. The Merger Agreement provides that the Company shall not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party, unless the Board by majority vote shall have determined in good faith, based upon the advice of outside counsel to the Company, that failing to release such third party or waive such provisions would constitute a breach of the fiduciary duties of the Board of Directors under applicable law.

     Meeting of Stockholders; Proxy Statement. The Merger Agreement provides that if required by applicable law in order to consummate the Merger, the Company will duly call, give notice of, convene and hold a meeting of its stockholders ("Stockholders Meeting") promptly after the consummation of the Offer to consider and vote upon the Merger Agreement and the Merger. At the Stockholders Meeting, Parent and Acquisition will cause all Shares then owned by them and their subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement and approval of the Merger. If the Stockholders Meeting is called, the Company will prepare and file with the Commission a proxy statement (the "Proxy Statement") to be mailed to the stockholders of the Company in connection with the meeting of such stockholders to consider and vote upon the Merger and, except if the Board of Directors by majority vote determines in good faith, based on the advice of outside legal counsel to the Company that to do so would constitute a breach of fiduciary duty under applicable law, include in the Proxy Statement the unanimous recommendation of the Board of Directors that the stockholders of the Company vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby. As soon as practicable following the consummation of the Offer, the Company will file the Proxy Statement with the Commission. The Company, Parent and Acquisition will use their reasonable best efforts to respond promptly to all comments of and requests by the Commission and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to holders of Shares entitled to vote at the Stockholders Meeting at the earliest practicable time following expiration or termination of the Offer. The Merger Agreement provides that in the event that Acquisition shall acquire at least 90% of the outstanding Shares, the Company will, at the request of Acquisition, take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with Section 82 of the MBCL.

     Access to Information; Confidentiality. The Merger Agreement provides that, prior to the Effective Time, the Company shall, and shall cause its subsidiaries, officers, directors, employees, auditors and other agents to, afford the officers, employees, auditors and other agents of Parent complete access, consistent with applicable law, at all reasonable times to its officers, employees, agents, properties, offices, plants and other facilities and to all books and records, and shall furnish Parent with all financial, operating and other data and information as Parent through its officers, employees or agents may from time to time reasonably request.

Information obtained by Parent or Acquisition will be subject to the confidentiality agreement between the Company and Parent (the "Confidentiality Agreement").

     Public Disclosures. The Merger Agreement provides that Parent and the Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the Offer or the Merger and will not issue any such press release or make any such public statement prior to such consultation and without the consent of the other party, except as may be required by applicable law or any listing agreement with its securities exchange.

     Indemnification and Insurance. The Merger Agreement provides that Parent will use its reasonable best efforts to cause to be maintained in effect for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous) with respect to matters occurring prior to the Effective Time to the extent available; provided, however, that in no event will Parent or the Company be required to expend more than an amount per year equal to 150% of current annual premiums paid by the Company (which the Company represented and warranted in the Merger Agreement to be not more than $46,000) to maintain or procure insurance coverage pursuant to the Merger Agreement.

     The Merger Agreement also provides that, for six years after the Effective Time, Parent will or will cause the Surviving Corporation to indemnify and hold harmless each present and former director and officer of the Company, determined as of the Effective Time and their heirs and representatives (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") (but only to the extent such Costs are not otherwise covered by insurance and paid) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (collectively, "Claims"), arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law (and Parent will, or will cause the Surviving Corporation to, also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

     The Merger Agreement further provides that any Indemnified Party wishing to claim indemnification as described above, upon learning of any such Claim, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party if such failure does not materially prejudice Parent. In the event of any such Claim (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense, or counsel for the Indemnified Parties advises that there are issues that raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent shall be obligated to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest,
(ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld; and provided, further, that Parent shall not have any obligation to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

     Further Assurances. The Merger Agreement provides that, subject to the other provisions of the Merger Agreement, each of the parties will use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, the Offer and the Merger, which efforts shall include, without limitation, using its reasonable best efforts to promptly make all required regulatory filings and applications including, without limitation, responding promptly to requests for further information and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries and Parent and its subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger.

     Notice of Subsequent Events. The Merger Agreement provides that each party will give the other party notice of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate and any failure of a party to comply or satisfy any covenant, condition or agreement to be complied with under the Merger Agreement.

     Employment; Employee Welfare. The Merger Agreement provides that Parent will maintain for a period of one year following the Effective Time employee benefit plans and programs, for the benefit of employees of the Company and its subsidiaries (other than those employees covered by collective bargaining arrangements) that are in the aggregate no less favorable than those provided to Parent's similarly situated employees, under the plans as in effect immediately prior to the Closing (the "Existing Plans"). Parent will credit the prior service of all employees of the Company and its subsidiaries for purposes of determining the eligibility, and vesting under any employee benefit plan provided by Parent for the benefit of the employees. Employees covered by collective bargaining agreements shall be provided with such benefits as shall be required under the terms of any applicable collective bargaining agreement. In addition, the Surviving Corporation will assume and honor in accordance with their terms all existing employment and severance agreements and arrangements which are set forth in the Company Disclosure Schedule.

     Offer Conditions. Notwithstanding any other provision of the Offer, but subject to the terms and conditions of the Merger Agreement, Acquisition shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Acquisition's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer, and may amend or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) to the extent permitted by the Merger Agreement if, (i) at the expiration of the Offer, a number of Shares which constitutes more than 66 2/3% of the Shares (determined on a fully-diluted basis) have not been validly tendered and not properly withdrawn pursuant to the Offer (the "Minimum Condition") or (ii) at any time on or after the date of this Agreement and prior to the acceptance for payment of Shares, any of the following conditions occurs or has occurred:

          (a) there shall have been entered any order, preliminary or permanent injunction, decree, judgment or ruling in any action or proceeding before any court or governmental, administrative or regulatory authority or agency, or any statute, rule or regulation enacted, entered, enforced, promulgated, amended or issued that is applicable to Parent, Acquisition, the Company or any subsidiary or affiliate of Acquisition or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency that is reasonably likely to have the effect of : (i) making illegal or otherwise directly or indirectly restraining or prohibiting the making of the Offer in accordance with the terms of the Merger Agreement, the acceptance for payment of, or payment for, some of or all the Shares by Acquisition or any of its affiliates or the consummation of the Merger; (ii) prohibiting the ownership or operation by the Company or any of its subsidiaries, or Parent or any of its subsidiaries, of all or any material portion of the business or assets of the Company or any of its subsidiaries, taken as a whole, or Parent or its subsidiaries, taken as a whole, or (iii) materially limiting the ownership or operation by the Company or any of its subsidiaries, or Parent or any of its subsidiaries, of all or any material portion of the business or assets of the Company or any of its subsidiaries, taken as a whole, or Parent or its subsidiaries, taken as a whole (other than, in either case, assets or businesses of the Company or its subsidiaries that are not material (measured in relation to the combined assets or revenues of the Company and its subsidiaries, taken as a whole)) or compelling Parent or any of its subsidiaries to dispose of or hold separate all or any portion of the businesses or assets of the Company or any of its subsidiaries or Parent or any of its subsidiaries (other than, in either case, assets or businesses of the Company or its subsidiaries that are not material (measured in relation to the combined assets or revenues of the Company and its subsidiaries, taken as a whole)), as a result of the transactions contemplated by the Offer or the Merger Agreement; (iv) imposing limitations on the ability of Parent, Acquisition or any of Parent's affiliates effectively to acquire or hold or to exercise full rights of ownership of the Shares, including without limitation the right to vote any Shares acquired or owned by Parent or Purchaser or any of its affiliates on all matters properly presented to the stockholders of the Company, including without limitation the adoption and approval of the Merger Agreement and the Merger or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company; or (v) requiring divestiture by Parent or Acquisition or any of their affiliates of any Shares;

          (b) there shall have occurred any event, other than events arising out of the announcement of the Offer and the transactions contemplated by the Merger Agreement, that is reasonably likely to have a Material Adverse Effect;

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices (other than suspensions or limitations triggered on the New York Stock Exchange by price fluctuations on a trading day) for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any material limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency in the United States on, the extension of credit by banks or other lending institutions, (iv) a commencement of a war directly involving the United States and materially adversely affecting (or material delaying) the consummation of the Offer or (v) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

          (d) it shall have been publicly disclosed or Acquisition shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange
     Act) of more than 20% of the outstanding Shares has been acquired by any corporation (including the Company or any of its subsidiaries or affiliates), partnership, person or other entity or group (as defined in
     Section 13(d)(3) of the Exchange Act), other than Parent or any of its affiliates; or (ii) (A) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Acquisition the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger, (B) any such corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries, or (C) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing;

          (e) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified by reference to materiality or a Material Adverse Effect shall not be true and correct, or any such representations and warranties that are not so qualified shall not be true and correct in all material respects, in each case as if such representations and warranties were made at the time of such determination;

          (f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement;

          (g) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company; or

          (h) any waiting periods under the HSR Act applicable to the purchase of Shares pursuant to the Offer or the Merger, and any applicable waiting periods under any foreign statutes or regulations, shall not have expired or been terminated;

          (i) the Company shall have terminated the employment agreement of Richard A. Stratton, without the prior written consent of Acquisition; or

          (j) the Company shall not have obtained the consent of each member of the Board of Directors of the Company to the cancellation of all options held by such Directors as contemplated by the Merger Agreement;

which, in the reasonable judgment of Acquisition with respect to each and every matter referred to above and regardless of the circumstances (except for any action or inaction by Acquisition or any of its affiliates constituting a breach of the Merger Agreement) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger is subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions: (i) if required by the MBCL, the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with the Company's articles of organization and the MBCL; (ii) no statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any United States, foreign, federal or state court or governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger; (iii) Acquisition shall have purchased Shares pursuant to the Offer; and (iv) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired.

     Termination; Fees and Expenses. The Merger Agreement provides that it may be terminated at any time and the Offer and Merger may be abandoned at any time prior to the Effective Time:

          (a) by mutual written consent of Parent, Acquisition and the Company;

          (b) by Parent or the Company if any court of competent jurisdiction or other governmental body located or having jurisdiction within the United States shall have issued a final order, injunction, decree, judgment or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, injunction, decree, judgment, ruling or other action is or shall have become final and nonappealable;

          (c) by Parent if due to an occurrence or circumstance which resulted in a failure to satisfy any of the Offer Conditions, Acquisition shall have
     (i) terminated the Offer or (ii) failed to pay for Shares pursuant to the Offer on or prior to the Outside Date (as defined below);

          (d) by the Company (only following the Outside Date, in the case of clause (ii)(B) of this paragraph) if (i) there shall have been a material breach of any covenant or agreement on the part of Parent or Acquisition contained in the Merger Agreement which materially adversely affects Parent's or Acquisition's ability to consummate (or materially delays commencement or consummation of) the Offer, and which shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) two business days prior to the date on which the Offer expires, (ii) Acquisition shall have (A) terminated the Offer or (B) failed to pay for Shares pursuant to the Offer on or prior to the Outside Date (unless such termination or failure is caused by or results from the failure of any representation or warranty of the Company to be true and correct in any material respect or the failure of the Company to perform in any material respect any of its covenants or agreements contained in the Merger Agreement) or (iii) prior to the purchase of Shares pursuant to the Offer, any person shall have made a bona fide offer to acquire the Company
     (A) that the Board of Directors of the Company by majority vote determines in its good faith judgment is more favorable to the Company and the Company's stockholders than the Offer and the Merger and (B) as a result of which the Board of Directors by majority vote determines in good faith, based upon the advice of outside counsel to the Company, that it is obligated by its fiduciary obligations under applicable law to terminate the Merger Agreement, provided that such termination under this clause (iii) shall not be effective until the Company has made payment of the full fee and expense reimbursement required to be paid as described below; and

          (e) by Parent prior to the purchase of Shares pursuant to the Offer, if (i) there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in the Merger Agreement which is reasonably likely to have a Material Adverse Effect on the Company or which materially adversely affects (or materially delays) the consummation of the Offer, which shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) two business days prior to the date on which the Offer expires, (ii) the Board shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Acquisition its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another offer or transaction, or shall have resolved to effect any of the foregoing, or (iii) the Minimum Condition shall not have been satisfied by the expiration date of the Offer as it may have been extended pursuant hereto and on or prior to such date (A) any person (including the Company but not including Parent or Acquisition) shall have made a public announcement, disclosure or communication to the Company with respect to a Third Party Acquisition (as defined below) or (B) any person (including the Company or any of its affiliates or subsidiaries), other than Parent or any of its affiliates shall have become (and remain at the time of termination) the beneficial owner of 20% or more of the Shares (unless such person shall have tendered and not withdrawn such person's Shares pursuant to the Offer). The "Outside Date" is the latest to occur (but in no event later than 90 days following the date of the Merger Agreement) of (i) the date that is 60 days following the date of the Merger Agreement and (ii) provided that the Minimum Condition has been satisfied within 60 days following the date of the Merger Agreement, the date on which either (x) the applicable waiting period under the HSR Act shall have expired or been terminated or (y) the final terms of a consent decree between Parent and the appropriate governmental authority with respect to the Offer and the Merger shall have been agreed to.

     The Merger Agreement provides that if:

             (i) (x) Parent terminates the Merger Agreement pursuant to paragraph (e)(i) above and (y) prior to such termination a proposal or offer with respect to a Third Party Acquisition shall have been made to the Company and (z) within 12 months after such termination, the Company enters into an agreement with respect to a Third Party Acquisition, or a Third Party Acquisition occurs; or

             (ii) (x) the Company terminates the Merger Agreement pursuant to paragraph (d)(iii) above or (y) the Company terminates the Merger Agreement pursuant to paragraph (d)(ii)(B) above and at such time Parent would have been permitted to terminate the Merger Agreement under paragraph (e)(ii) or (iii) above or (z) Parent terminates the Merger Agreement pursuant to paragraph (e)(ii) or (iii) above;

then the Company shall pay to Parent and Acquisition, within three business days following the execution and delivery of such agreement or such occurrence, as the case may be, or simultaneously with any termination contemplated by paragraph (a)(ii) above, a fee, in cash, of $5.5 million (less any amounts previously paid as described in the next paragraph, provided, however, that the Company in no event shall be obligated to pay more than one such fee with respect to all such agreements and occurrences and such termination. "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or similar business combination by any person other than Parent, Acquisition or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of 20% or more of the book or fair market value of the consolidated assets of the Company and its subsidiaries, taken as a whole; or (iii) the acquisition by a Third Party of 20% or more of the outstanding Shares.

     The Merger Agreement provides that, upon the termination thereof (i) under circumstances in which Parent shall have been entitled to terminate the Agreement pursuant to paragraph (e)(i) above (whether or not expressly terminated on such basis) or (ii) if any of the representations and warranties of the Company contained in the Merger Agreement were untrue or incorrect in any material respect when made and at the time of termination remained untrue or incorrect in any material respect and such misrepresentation materially adversely affected the consummation (or materially delayed commencement or consummation) of the Offer, then the Company shall reimburse Parent, Acquisition and their affiliates (not later than three business days after submission of statements therefor) for all actual documented out-of-pocket fees and expenses actually incurred by any of them or on their behalf in connection with the Offer and the Merger and the consummation of all transactions contemplated by the Merger Agreement (including, without limitation, fees and disbursements payable to financing sources, investment bankers, counsel to Acquisition or Parent or any of the foregoing, and accountants) up to a maximum amount of $1,000,000. Unless required to be paid earlier pursuant to paragraph (d) above, the Company shall in any event pay the amount requested within three business days of such request, subject to the Company's right to demand a return of any portion as to which invoices are not received in due course after request by the Company.

     The Merger Agreement further provides that, except as otherwise specifically provided therein, each party shall bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

RECEIVABLES PURCHASE AGREEMENT

     On September 16, 1999, TBS Business Services, Inc. ("TBS"), an affiliate of Parent, purchased $49,999,881.48 outstanding principal amount of land loan receivables from the Company at par pursuant to the terms of a Receivables Purchase Agreement (the "RPA") dated September 16, 1999 by and between the Company and TBS. Pursuant to a supplement to the RPA dated September 16, 1999 by and between the Company and TBS, the Company obtained to the right to repurchase the land loan receivables sold to TBS pursuant to the RPA at par at any time on or prior to December 8, 1999.

CONFIDENTIALITY AGREEMENT

     In connection with negotiations relating to the Offer and as a condition to the Company providing any non-public information to Parent, the Company (through its agent, CIBC World Markets Corp.) and Parent entered into a Confidentiality Agreement, dated July 20, 1999 (the "Confidentiality Agreement"), which generally provides that Parent and its representatives will keep confidential any non-public information furnished to them by the Company. The foregoing summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference, and a copy of which is filed herewith as
Exhibit 3.

ACTUAL OR POTENTIAL CONFLICTS OF INTEREST

     Indemnification of Officers and Directors and Insurance. Under the Merger Agreement, the Company will indemnify each person who at any time has been or becomes a director or officer prior to the Effective Time, and his heirs and personal representatives, against all expenses incurred in connection with any proceeding arising out of or pertaining to any action or omission occurring prior to the Effective Time to the full extent permitted under Massachusetts law and the Surviving Corporation's By-Laws in effect as of the Effective Time or under any indemnification agreement in effect as of the date of the Merger Agreement. Parent or the Surviving Corporation will, for a period of not less than six (6) years following the Effective Time, maintain directors' and officers' liability insurance covering each person presently covered by the Company's officers' and directors' liability insurance or who will be so covered at the Effective Time with respect to actions or omissions occurring prior to the Effective Time, on terms no less favorable than such insurance maintained in effect by the Company as of the date of the Merger Agreement in terms of coverage and amounts; provided that the Parent and the Surviving Corporation will not be required to pay in the aggregate an annual premium for directors' and officers' liability insurance in excess of 150% of the last annual premium paid prior to the date of the Merger Agreement; provided that the Parent and the Surviving Corporation will be obligated to provide as much coverage as may be obtained for such amount.

     Certain Transactions. James Westra, a director of the Company since April 1995, is a stockholder in the law firm of Hutchins, Wheeler & Dittmar, A Professional Corporation, which provides counsel to the Company on various matters including public debt and equity offerings and the Offer and the Merger.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     The Board of Directors has approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the Stockholders of the Company. The Board of Directors recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(b) BACKGROUND; REASONS FOR THE RECOMMENDATION.

  Reasons for the Transaction; Factors Considered by the Board.

     In 1996, the Parent and the Company had discussions regarding a business combination. The parties determined not to pursue a transaction at such time.

     In the summer of 1998, the Company was approached by an investment banker to consider an acquisition proposal from a commercial bank. After some discussions with the inquiring bank, the Company retained CIBC World Markets Corp. ("CIBC World Markets"), in July 1998, to serve as a financial advisor in that proposed transaction. After a series of meetings with the inquiring bank, it was concluded that the bank could not provide a form and level of consideration acceptable to the Company. Due to the downturn in the capital markets in the fall of 1998, the Company told its advisors that it would not entertain any additional proposals.

     In the spring of 1999, while the Company was developing its five-year business plan, it decided to ask CIBC World Markets to assist in evaluating means to fund its operations. The Company was exploring (i) the formation or acquisition of an industrial loan corporation, a bank or unitary thrift; (ii) a combination with a like-size specialty financial services company; (iii) a strategic investment by a financial investor who would provide funding in exchange for a minority interest in the Company; and (iv) the potential sale of the Company.

     An Offering Memorandum describing the Company was prepared in June of 1999. CIBC World Markets approached eighty-three (83) large and mid-cap financial services companies and financial investors in June and July of 1999. Of the parties contacted by CIBC World Markets, forty-six (46) received a Confidentiality Agreement, thirty-five (35) signed a Confidentiality Agreement and thirty-four (34) subsequently received information on the Company. Parent was not one of the parties to receive such information.

     On June 30, 1999, Mr. David Wisen and Mr. Richard Mitterling, executive officers of Parent, spoke on the telephone with Mr. Richard Stratton, President and CEO of the Company, regarding an interest in exploring a possible business combination with, or acquisition of, the Company.

     On July 6, 1999, Messrs. Wisen, Mitterling and Stratton met in Hartford, CT, to follow up their earlier telephonic discussions on the possibility of a business combination.

     On July 20, 1999, Parent executed a Confidentiality Agreement with CIBC World Markets, as agent for the Company.

     On July 22, 1999 Heather Sica and Ronald Rabidou met with representatives of Parent in Hartford, CT to discuss the possibility of a business combination.

     During the week of July 26, 1999 CIBC World Markets asked interested parties to submit written preliminary non-binding indications of interest.

     On August 10, 1999, the Company received a letter from Parent expressing Parent's interest in acquiring 100% of the Common Stock of the Company for $24 per share in cash, or alternatively, some other amount of non-cash form of consideration.

     On August 18, 1999, Richard Stratton and Joseph Weingarten met with representatives of Parent in Providence, RI, to further discuss the possibility of a business combination.

     On August 19, 1999, the Company's Board of Directors had discussions with representatives of CIBC World Markets, who detailed the efforts of CIBC World Markets since the spring of 1999 in exploring potential third-party transactions on behalf of the Company. The CIBC World Markets representatives advised the Board that it was their belief that the dissemination of information to interested parties, along with CIBC World Markets' subsequent negotiations with several of the recipients of that information, constituted a sufficient market check to determine whether the approximate valuation that Parent placed on the Company represented fair value to the stockholders of the Company, and that on the basis of those efforts they felt it was unlikely that a third party would offer more than the price offered by Parent. Following a discussion among the members of the Board of Directors with respect to the proposed transaction and its timing, impact on employees and relation to the market in general, the Board authorized the Company to enter into a letter of understanding with Parent (the "Letter of Understanding") providing for the conduct of a due diligence review by Parent and the concurrent negotiation of an acquisition agreement relating to a potential acquisition of the Company by Parent, and all the relevant terms of such an acquisition, including price, and further providing that, in consideration of the mutual efforts being expended in connection therewith, for the Company to agree to not solicit other indications of interest for a period beginning with the acceptance by Parent of the Letter of Understanding and ending on September 8, 1999; providing, however, that if Textron's Executive Leadership Team determined to recommend the transaction to Textron's Board of Directors, the non-solicitation period would extend to September 23, 1999.

     On August 20, 1999, Parent executed the Letter of Understanding submitted by the Company. On September 7, 1999, Parent informed the Company that Textron's Executive Leadership Team had voted to recommend the proposed transaction to Textron's Board of Directors, thus extending the non-solicitation period to September 23, 1999 pursuant to the terms of the Letter of Understanding.

     During the two weeks following August 20, 1999, representatives of the Parent and the Company negotiated the various aspects of the proposed offer. As a result of these negotiations, the Parent's offer was presented as a cash tender offer for all of the outstanding shares of the Company's Common Stock, followed by a merger of Acquisition, a subsidiary of Parent, with and into the Company. Pursuant to Massachusetts law, such a merger would be subject to the approval of two-thirds in interest of the holders of the Shares, or, if Parent was able to obtain at least 90% of the outstanding Shares, the approval of the Company's Board of Directors. The Parent also completed its due diligence review of the Company, thereby obviating the need to include a due diligence condition in the Merger Agreement.

     On September 9, 1999, counsel for Parent presented a proposed form of merger agreement (the "Merger Agreement") to the Company and its representatives, who distributed it among the members of the Board of Directors and discussed it with them.

     On September 15, 1999, the Board of Directors met with its financial and legal advisors to consider the proposed transaction. At this meeting, the Company's advisors and members of senior management reported on the progress of the proposed transaction, including the status of Parent's due diligence review, the discussions management had conducted with Parent regarding the conduct of the business following the consummation of the proposed transaction, the impact of the proposed transaction on the Company's employees, and the possible roles for members of current management following the proposed transaction. The Company's legal advisor then outlined the material provisions of the draft Merger Agreement from Parent, copies of which had been previously circulated to the members of the Board. The representatives from CIBC World Markets explained the approach CIBC World Markets would take over the upcoming week in order to assess the fairness, from a financial point of view, of the proposed transaction. A discussion followed among the members of the Board of Directors with respect to the proposed transaction and its timing, impact on employees, and relation to the market in general. In particular, they noted that the terms of the Merger Agreement permitted the Board of Directors, if required in the exercise of the Board's fiduciary duties, to withdraw its recommendation of the Merger and to accept an acquisition proposal which is more favorable to the stockholders of the Company upon payment of a break up fee and expense reimbursement.

     The parties further negotiated the terms of the proposed Merger Agreement during the following seven days. During this period, the Company continued to conduct price negotiations with Parent. In addition, Parent negotiated the terms of an employment agreement with Richard A. Stratton, President and Chief

Executive Officer of the Company, covering the period following the Merger, with the understanding that such employment agreement would be signed contemporaneously with the Merger Agreement.

     On September 22, 1999, the Board of Directors of the Company met to discuss the status of the offer from the Parent. The Directors discussed at length the changes which had been made to the offer, including the final offering price of $24.50 per share. CIBC World Markets also delivered to the Directors its oral opinion that the consideration offered by the Parent was fair to the Stockholders of the Company from a financial point of view. At approximately 4:45 p.m., by unanimous vote of all of the Directors present, the Board determined the Merger to be fair and in the bests interests of the Company and its stockholders, approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommended that the stockholders vote in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby. The Company and the Parent issued a joint press release to such effect prior to the opening of the market on the following day. The Board of Directors also considered whether it was appropriate to approve a severance agreement for Joseph Weingarten. After careful consideration, the Board of Directors determined that it was in the best interest of the Stockholders to insure that all members of senior management be given appropriate assurances that they would receive severance benefits in the event that their employments were terminated following an acquisition by the Parent. Accordingly, the Board of Directors authorized the execution of the severance agreement with Mr. Weingarten pursuant to which he will be entitled to receive the same severance benefits as all other members of the Company's senior management.

     The Board of Directors, by unanimous vote of all of the Directors present, approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interest of, the stockholders of the Company. The Board of Directors recommends that all stockholders tender their Shares in response to the Offer and vote their Shares in favor of the Merger.

     In approving the Merger Agreement and the transactions contemplated thereunder, and recommending that all stockholders tender their Shares in response to the Offer and vote for Shares in favor of the Merger Agreement, the Board of Directors considered the following material factors:

     The Board of Directors and the Company's senior management have reviewed the Company's strategic position in the specialty finance industry, the near and longer term prospects for that industry, the consolidation trends within that industry and the strategic alternatives available to the Company, all with a view to maximizing stockholder value. In conducting its review, the Board of Directors considered the Company's results of operations for the quarter ended June 30, 1999, and for the six months then ended. The Board of Directors also considered the recent trading prices of the Company's Common Stock. In light of the Board's review of the Company's competitive position, recent operating results and stock price, anticipated trends in the industry in which the Company competes, and the price per Share being offered by Parent, the Board of Directors determined that it would be in the best interest of the Company's stockholders to approve the Merger Agreement. In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares of the Company's Common Stock tender their Shares pursuant to the Offer, the Board of Directors considered the following material factors:

          (i) the terms of the Merger Agreement, and the fact that they were the product of arm's length negotiations among the parties;

          (ii) the trading price of shares of the Company's Common Stock since its initial public offering, recent trends and the expected trading prices for the foreseeable future;

          (iii) the Company's projected financial performance, competitive position and current trends in the specialty finance industry;

          (iv) the results of the Company's discussions during 1998 and 1999, and the results of the process undertaken by the Company in 1998 and 1999, with respect to a potential sale of the Company, and the low likelihood that a third party would propose a cash price higher than Parent's $24.50 per share;

          (v) the fact that Textron's offer was not subject to a financing contingency or a contingency linked to the condition of the securities or financial markets generally, but rather was subject only to the usual and customary conditions;

          (vi) views expressed by senior management at the meetings of the Board of Directors held on August 19, 1999, September 15, 1999 and September 22, 1999 with respect to the results of operations of the Company;

          (vii) the financial presentation of CIBC World Markets to the Board in connection with the Offer and Merger, including its written opinion dated September 22, 1999, to the effect that, as of such date and based upon and subject to certain matters stated in its opinion, the $24.50 per Share cash consideration to be received in the Offer and Merger by holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of CIBC World Markets' written opinion dated September 22, 1999, which sets forth the assumptions made and matters considered, is attached hereto as
     Exhibit 5, and is incorporated herein by reference. CIBC World Markets' opinion is directed only to fairness, from a financial point of view, of the $24.50 per Share cash consideration to be received by holders of Shares (other than Parent and its affiliates) pursuant to the Offer and the Merger Agreement, and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ THE OPINION OF CIBC WORLD MARKETS CAREFULLY IN ITS ENTIRETY;

          (viii) the fact that the terms of the Merger Agreement allow the Board of Directors, if required by the Board's fiduciary duties, to withdraw its recommendation of the Merger to accept an acquisition proposal which is more favorable to the stockholders upon payment of a reasonable breakup fee and reimbursement of expenses;

          (ix) the fact that an affirmative vote of two-thirds of the outstanding shares of the Company is required to approve and adopt the Merger Agreement; and

          (x) the availability of the dissenters' rights of appraisal in the Merger.

     The Board of Directors did not assign relative weight to the above factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     For its services in connection with the Merger, the Company shall pay CIBC World Markets a total transaction fee of approximately $2,286,250 (the "Transaction Fee"). Of the Transaction Fee, $50,000 was paid upon the execution of the engagement letter with CIBC World Markets, $250,000 was paid upon delivery of CIBC World Markets' oral opinion as the fairness, from a financial point of view, of the consideration to be received by the Company's stockholders (the "Opinion Fee") and the balance becomes payable upon consummation of the Merger. The Company also has agreed to reimburse CIBC World Markets for its reasonable out-of-pocket expenses, including the fees and expenses of legal counsel and other advisors, and to indemnify CIBC World Markets and certain related persons or entities against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. In the ordinary course of its business, CIBC World Markets and its affiliates may actively trade the debt and equity securities of Parent for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past sixty
(60) days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, other than the following: (i) on August 19, 1999, the Company granted options for the purchase of 645 Shares, with an exercise price of $18.00 per Share, to each of James Zinn, Jim Westra, Gerald Segel, Grant Wilson and Eugene McMahon, (ii) on August 19, 1999, the Company granted an option for the purchase of 10,000 Shares, with an exercise price of $18.00 per Share, to Joseph Weingarten, and
(iii) on

September 13, 1999, the Company granted an option for the purchase of 100 Shares, with an exercise price of $18.00 per Share, to Michele Bartlett.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Parent pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached hereto as Annex A is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the possible designation by Parent and Acquisition, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.
- -----------
Exhibit-1    Agreement and Plan of Merger, dated as of September 22,
             1999, by and among Litchfield Financial Corporation, Textron
             Financial Corporation and Lighthouse Acquisition Corp.
Exhibit-2    Form of Severance Agreement.
Exhibit-3    Confidentiality Agreement.
Exhibit-4    Chapter 156B, Sections 86 to 98, Massachusetts Business
             Corporation Law.
Exhibit-5    Opinion of CIBC World Markets Corp.*
Exhibit-6    Press Release issued by Litchfield Financial Corporation,
             dated September 23, 1999.
Exhibit-7    Letter to Stockholders of Litchfield Financial Corporation.*

- ---------------
* Included in copies mailed to Stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          LITCHFIELD FINANCIAL CORPORATION

                                          By: /s/ RICHARD A. STRATTON
                                            ------------------------------------
                                            Richard A. Stratton
                                            President and Chief Executive
                                              Officer

Dated: September 29, 1999

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
- -----------                          -----------
Exhibit-1    Agreement and Plan of Merger, dated as of September 22,
             1999, by and among Litchfield Financial Corporation, Textron
             Financial Corporation and Lighthouse Acquisition Corp.
Exhibit-2    Form of Severance Agreement.
Exhibit-3    Confidentiality Agreement.
Exhibit-4    Chapter 156B, Sections 86 to 98, Massachusetts Business
             Corporation Law.
Exhibit-5    Opinion of CIBC World Markets Corp.*
Exhibit-6    Press Release issued by Litchfield Financial Corporation,
             dated September 23, 1999.
Exhibit-7    Letter to Stockholders of Litchfield Financial Corporation.*

- ---------------
* Included in copies mailed to Stockholders.

                                                                         ANNEX A

                        LITCHFIELD FINANCIAL CORPORATION
                                430 MAIN STREET
                       WILLIAMSTOWN, MASSACHUSETTS 01267
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about September 29, 1999, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Common Stock of Litchfield Financial Corporation (the "Corporation"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons (the "Parent Designees") designated by Textron Financial Corporation (the "Parent") to a majority of the seats on the Board of Directors of the Corporation.

     Pursuant to the Merger Agreement, on September 29, 1999, Lighthouse Acquisition Corp. commenced the Offer. The Offer is scheduled to expire at 12:00 Midnight on October 27, 1999, unless otherwise extended.

     The information contained in this Information Statement (including information incorporated by reference) concerning Parent and Lighthouse Acquisition Corp. and the Parent Designees has been furnished to the Corporation by Parent and Lighthouse Acquisition Corp., and the Corporation assumes no responsibility for the accuracy or completeness of such information.

                 GENERAL INFORMATION REGARDING THE CORPORATION

GENERAL

     The common stock, $.01 par value per share ("Common Stock"), is the only class of voting securities of the Corporation outstanding. Each share of Common Stock has one vote. As of September 22, 1999, there were 6,984,601 shares of Common Stock outstanding. The Corporation does not have any treasury shares. The Board of Directors of the Corporation currently consists of eight (8) members and there are currently no vacancies on the Board. The Board of Directors has three classes and each director serves a term of three years until his successor is duly elected and qualified or until his earlier death, resignation or removal.

PARENT DESIGNEES

     The Merger Agreement provides that effective upon the purchase and payment for shares by Lighthouse Acquisition Corp., the Parent shall have the right to designate that portion of the Board of Directors of the Corporation equal to the percentage of Common Stock owned by Parent and Lighthouse Acquisition Corp. combined, and such designees shall become directors of the Corporation. Lighthouse Acquisition Corp. is a wholly owned subsidiary of the Parent. At such time, certain of the current directors will resign.

              DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION

DIRECTORS OF THE CORPORATION

     The names of the current directors, their ages, their positions with the Corporation, the period during which they have served as directors and their principal occupations and other directorships held by them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of shares by Lighthouse Acquisition Corp. pursuant to the Offer.

                               YEAR FIRST
                               ELECTED A
  NAME OF DIRECTOR      AGE     DIRECTOR                POSITION WITH THE CORPORATION
  ----------------      ---    ----------               -----------------------------
Term ending in 2002:
James Zinn              45        1999       Formerly Chief Financial Officer of LifeMinders.com.
                                             Chief Financial Officer of Capital One Financial
                                             Corporation from 1994 to 1999. Prior to that, a
                                             financial services partner at Ernst & Young, LLP,
                                             consulting on emerging financial services,
                                             accounting, auditing and other business issues.
Gerald Segel            78        1989       Prior to his retirement in May 1990, was Chairman of
                                             Tucker Anthony Incorporated, an investment banking
                                             company, from 1987 through 1990. Also a Director of
                                             Hologic, Inc., Vivid Technologies, Inc. and Boston
                                             Communications Group, Inc. Received his AB from
                                             Harvard College.
Heather A. Sica         37        1995       Executive Vice President of the Company since 1991.
                                             Treasurer of the Company from 1991 to 1998 and Chief
                                             Financial Officer of the Company from 1991 to 1995.
                                             Vice President of the Company from 1989 to 1991.
                                             Prior to joining the Company, was an associate with
                                             the Real Estate Group of General Electric Investment
                                             Corporation and a certified public accountant with
                                             KPMG Peat Marwick. Received her BS in Business
                                             Administration from the University of Vermont and
                                             her MBA from the Wharton School of the University of
                                             Pennsylvania.
Term ending in 2001:
Eugene McMahon          59        1999       Management consultant since 1997, specializing in
                                             financial services consulting. Retired partner from
                                             Ernst & Young, LLP after 32 years, including 21 as a
                                             partner, specializing in the financial services
                                             industry.
Grant Wilson            57        1999       Since 1978, a private investor who organized or
                                             co-founded over 30 businesses. Director of Guilford
                                             Mills, New Balance Athletic Shoes, Austin Financial
                                             Services, Inc. and Cape Air, Inc.

                               YEAR FIRST
                               ELECTED A
  NAME OF DIRECTOR      AGE     DIRECTOR                POSITION WITH THE CORPORATION
  ----------------      ---    ----------               -----------------------------
John A. Costa           43        1995       Executive Vice-President of the Corporation since
                                             March 1999. Previously at Cardholder Management
                                             Services, a credit card servicing business since
                                             1995, serving first as Managing Director of Planning
                                             and Business Development and then as Senior Vice
                                             President. Served as a consultant to corporate
                                             clients from 1992 to 1995 in areas that include
                                             mergers and acquisitions, financial modeling, asset
                                             securitization and lending facility development.
                                             Previously served as Director of Consumer Finance
                                             with U.S. West Financial Services Inc. in 1992 and
                                             as Director of Structured Finance for Arsht &
                                             Company, Inc. from 1990 to 1992. Received his BA
                                             from New York University.
Term ending in 2000:
James Westra            47        1995       Stockholder of the law firm of Hutchins, Wheeler &
                                             Dittmar, A Professional Corporation, where he has
                                             practiced law since 1977. Mr. Westra graduated from
                                             Harvard College in 1973 and from Boston University
                                             Law School in 1977.
Richard A. Stratton     49        1988       Co-founder of the Company and has been the Chief
                                             Executive Officer of the Company since 1996 and
                                             President of the Company since 1988. Prior to
                                             joining the Company, served as Vice President of
                                             Finance for Patton Corporation and Vice President of
                                             Marketing for Summit Software Technology, Inc. and
                                             held senior marketing and management positions with
                                             the Gillette Company and the American Appraisal
                                             Company in Boston, Massachusetts. Graduate of The
                                             College of The Holy Cross.

     There are no family relationships among any of the directors or executive officers of the Corporation.

INFORMATION CONCERNING THE BOARD OF DIRECTORS OF THE CORPORATION

     During fiscal 1998, there were four (4) meetings of the Board of Directors of the Corporation and, additionally, the Board acted by unanimous written consent four (4) times. All of the directors attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors during which they served as director and (ii) the total number of meetings held by committees of the Board of Directors on which they served. The Board of Directors has established an Audit Committee, a Stock Option Committee and a Compensation Committee. The Board of Directors does not have a Nominating Committee.

     During fiscal 1998 there was one (1) meeting of the Audit Committee of the Board of Directors. The Audit Committee of the Board of Directors reviews, with the Corporation's independent auditors, the scope of the audit for the year, the results of the audit when completed, and the independent auditors' fees for services performed. The Audit Committee also recommends independent auditors to the Board of Directors and reviews, with management, various matters related to its internal accounting controls. The present members of the Audit Committee are James Zinn, Eugene McMahon and Gerald Segel.

     The Corporation also has a Stock Option Committee, whose purpose is to administer the Corporation's 1990 Stock Option Plan. The present members of the Stock Option Committee are John Costa, Gerald Segel and James Westra. The Stock Option Committee met on one occasion in 1998 and granted options to purchase an aggregate of 159,952 shares to employees of the Corporation.

     The Corporation also has a Compensation Committee whose functions include reviewing and approving the compensation of directors, officers and key employees. The present members of the Compensation Committee are Gerald Segel, Grant Wilson and Richard Stratton. The Compensation Committee met one time during fiscal 1998.

EXECUTIVE OFFICERS OF THE CORPORATION

     The names of the current executive officers, their ages, their positions with the Corporation and their prior business experience during the past five years are set forth below.

     Richard A. Stratton, 49 years old, has been the Chief Executive Officer of the Company since 1996 and President of the Company since 1998. See "Directors of the Corporation" above.

     Heather A. Sica, 37 years old, has been an Executive Vice President of the Company since 1991. See "Directors of the Corporation" above.

     Ronald E. Rabidou, 48 years old, has been an Executive Vice President and Treasurer since 1998 and Chief Financial Officer of the Company since May 1995. Prior to joining the Company, Mr. Rabidou was a certified public accountant with Ernst & Young LLP from 1987 to May 1995. Mr. Rabidou received his MBA and BA from the University of Massachusetts.

     Joseph S. Weingarten, 34 years old, has been an Executive Vice President of the Company since 1998. He served as a Senior Vice President of the Company from 1997 to 1998. Prior to joining the Company, Mr. Weingarten served from 1993 to 1997 in the Structured Finance Group of ING Capital, most recently a Vice President, originating and managing structured leading and asset-backed securitization transactions, with an emphasis on specialty finance companies. Previously, he served as the Manager of Portfolio Administration for US West Financial Services, Inc., and as a certified public accountant for Arthur Anderson & Company. Mr. Weingarten received his BA from New York University.

     John A. Costa, 43 years old, has been an Executive Vice President of the Company since March 1999. See "Directors of the Corporation" above.

     Wayne M. Greenholtz, 58 years old, has been a Senior Vice President of the Company since April 1995. Prior to joining the Company, Mr. Greenholtz was the Senior Vice President of Operations for Government Employees Financial Corporation, a subsidiary of GEICO Corporation, from 1989 to 1995. Mr. Greenholtz is a graduate of the University of Maryland.

     John J. Malloy, 42 years old, has been a Senior Vice President and General Counsel of the Company since January 1998. Prior to joining the Company, Mr. Malloy was an attorney in private practice from 1986 to 1997 at Battle Fowler LLP, New York, New York, where he was a partner in the corporate department. Mr. Malloy received his BA from Carleton College and his JD from Rutgers University School of Law.

     James Shippee, 38 years old, has been Senior Vice President of Mortgage Operations since 1989. Prior to joining the Company, Mr. Shippee was Vice President of Patten Financial Services from 1987 to 1989.

     James Yearwood, 51 years old, has been a Senior Vice President of the Company since 1998 after joining the Company in 1992 as a Vice President in charge of vacation ownership receivable funding. He served as a First Vice President of the Company from 1996 to 1998. Prior to joining the Company, Mr. Yearwood was a Vice President with Del-Val Capital Corporation from 1989 to 1991 where he specialized in vacation ownership receivable lending. Mr. Yearwood graduated from Southern Connecticut State University.

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

SUMMARY COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth certain information concerning compensation paid to the Company's Chief Executive Officer and each of the other Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                                                   COMPENSATION
                                                  ANNUAL           ------------
                                               COMPENSATION         SECURITIES
                                           --------------------     UNDERLYING        ALL OTHER
                                            SALARY      BONUS        OPTIONS       COMPENSATION(A)
  NAME AND POSITION                YEAR      ($)         ($)           (#)               ($)
  -----------------                ----    --------    --------    ------------    ---------------
  Richard A. Stratton............  1998    $245,000    $190,000           --           $ 8,000
    Chief Executive Officer        1997     175,000     225,000           --             8,000
                                   1996     215,000     248,646       94,501             7,500

  Ronald E. Rabidou..............  1998    $130,000    $ 70,000       32,500           $ 8,000
    Executive Vice President,      1997     125,000      32,500           --             7,729
    Chief Financial Officer and    1996     115,000      30,000        5,250             6,490
    Treasurer

  Heather A. Sica................  1998    $150,000    $ 75,000       15,000           $ 8,000
    Executive Vice President       1997     150,000      50,000           --             8,000
                                   1996     115,000      30,000        5,250             6,400

  Joseph S. Weingarten(b)........  1998    $132,500    $165,000       30,000           $ 8,000
    Executive Vice President       1997      86,000      90,000       30,000            66,000

  John J. Malloy(c)..............  1998    $150,000    $ 35,000       35,000           $79,750
    Senior Vice President,
    General Counsel and Clerk

- ---------------
(a) Represents contributions to Litchfield Financial Corporation Employee 401(k) Plan in 1998. In the case of Mr. Weingarten, also includes $66,000 of reimbursement to Mr. Weingarten for relocation expenses in 1997. In the case of Mr. Malloy, also includes $76,000 of reimbursement to Mr. Malloy for relocation expenses in 1998.

(b) Mr. Weingarten joined the Company in April of 1997.

(c) Mr. Malloy joined the Company in January of 1998.

GRANTS OF STOCK OPTION

     The following tale sets forth certain information with respect to individual grants of stock options to the Named Executive Officers during the year ended December 31, 1998.

                                                  1998 OPTION GRANTS
                                                  INDIVIDUAL GRANTS
                                   ------------------------------------------------   POTENTIAL REALIZABLE
                                   NUMBER OF        % OF                                VALUE AT ASSUMED
                                   SECURITIES      TOTAL                               PRICE APPRECIATION
                                   UNDERLYING    GRANTED TO   EXERCISE                   FOR OPTION TERM
                                    GRANTED      EMPLOYEES     PRICE     EXPIRATION   ---------------------
                                      (#)         IN 1998      ($/SH)       DATE        5%($)      10%($)
                                   ----------    ----------   --------   ----------   ---------   ---------
Ronald E. Rabidou................     7,500(b)       4.7%      $21.00     2/5/08      $ 99,068    $251,055
  Executive Vice President, Chief    25,000(a)      15.7        12.69    10/13/08      199,511     505,597
  Financial Officer And Treasurer

                                                  1998 OPTION GRANTS
                                                  INDIVIDUAL GRANTS
                                   ------------------------------------------------   POTENTIAL REALIZABLE
                                   NUMBER OF        % OF                                VALUE AT ASSUMED
                                   SECURITIES      TOTAL                               PRICE APPRECIATION
                                   UNDERLYING    GRANTED TO   EXERCISE                   FOR OPTION TERM
                                    GRANTED      EMPLOYEES     PRICE     EXPIRATION   ---------------------
                                      (#)         IN 1998      ($/SH)       DATE        5%($)      10%($)
                                   ----------    ----------   --------   ----------   ---------   ---------
Heather A. Sica..................    15,000(a)       9.4        12.69    10/13/08      119,707     303,358
  Executive Vice President

Joseph S. Weingarten.............     5,000(b)       3.1        21.00     2/5/08        66,045     167,370
  Executive Vice President           25,000(a)      15.7        12.69    10/13/08      199,511     505,597

John J. Malloy...................    25,000(c)      15.7        19.00     1/8/08       298,775     757,150
  Senior Vice President, General     10,000(a)       6.3        12.69    10/13/08       79,804     202,239
  Counsel and Clerk

- ---------------
(a) The options will vest 33.33% each year on December 31, 1999, 2000 and 2001, subject to certain performance related requirements, and in any case, ten years from the grant date. The assumed annual rates of appreciation of five and ten percent would result in the price of the Company's stock increasing to $20.67 and $32.91, respectively.

(b) The options vested 33.33% on December 31, 1998 and will best 33.33% each year on December 31, 1999 and 2000, subject to certain performance related requirements, and in any case, ten years from the grant date. The assumed annual rates of appreciation of five and ten percent would result in the price of the Company's stock increasing to $34.21 and $54.47, respectively.

(c) The options will vest 25% each year on January 1, 1999, 2000, 2001 and 2002. The assumed annual rates of appreciation of five and ten percent would result in the price of the Company's stock increasing to $30.95 and $49.29, respectively.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUE

     Set forth in the table below is information concerning the value of stock options held at the end of the year ended December 31, 1998 by Named Executive Officers of the Company.

                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                 SHARES                   OPTIONS AT DECEMBER 31,       IN-THE-MONEY OPTIONS AT
                               ACQUIRED ON    VALUE                1998                    DECEMBER 31, 1998
                               -----------   --------   ---------------------------   ---------------------------
                                EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                   (#)         ($)          (#)            (#)            ($)            ($)
                               -----------   --------   -----------   -------------   -----------   -------------
Richard A. Stratton...........        --          --      268,393             --      $2,099,003            --
 Chief Executive Officer
 and President

Heather A. Sica...............        --          --      139,283         15,000      $1,524,663      $ 94,688
 Executive Vice President

Ronald E. Rabidou.............        --          --       28,422         36,891      $  192,828      $209,049
 Executive Vice President
 Chief Financial Officer
 and Treasurer

Joseph S. Weingarten..........        --          --        9,167         50,833      $   34,688      $261,875
 Executive Vice President

John J. Malloy................        --          --           --         35,000              --      $ 63,125
 Senior Vice President,
 General Counsel and Clerk

                           COMPENSATION OF DIRECTORS

     Each outside director receives an annual retainer of $6,000, a $750 fee for each meeting attended and reimbursement of expenses. In addition, Mr. Segel has been granted options to purchase 8,682, 8,682, 1,448, 1,838, 2,000, 2,000, 2,000 and 645 shares of Common Stock at exercise prices of $4.61, $6.19, $11.23, $12.02, $20.38, $22.00, $17.25, and $18.00 per share, respectively. Mr. Westra has been granted options to purchase 5,513, 2,000, 2,000, 2,000 and 645 shares of Common Stock at exercise prices of $12.02, $20.38, $22.00, $17.25 and $18.00 per share, respectively. Mr. Costa has been granted options to purchase 5,513, 2,000 and 2,000 shares of Common Stock at exercise prices of $12.02, $20.38 and $22.00 per share, respectively. Each of Messrs. Zinn, Wilson and McMahon has been granted options to purchase 5,000 and 645 shares of Common Stock at exercise prices of $16.88 and $18.00 per share, respectively.

          EMPLOYEE AGREEMENTS, CHANGE OF CONTROL SEVERANCE AGREEMENTS,
                               STOCK OPTION PLANS

EMPLOYMENT AGREEMENTS

     On July 19, 1996 the Company entered into an amended and restated employment agreement with Richard A. Stratton. The agreement provided for an annual base salary of $215,000 from January 1, 1996 to December 31, 1996, $225,000 from January 1, 1997 to December 31, 1997 and $245,000 from January 1, 1998 to December 31, 1998. By subsequent agreement with the Company, the base salary for the period January 1, 1997 to December 31, 1997 was reduced to $175,000. The agreement also provided that the Company shall pay to Mr. Stratton a bonus with respect to the year ended December 31, 1996 equal to 2.9% of the Company's pretax income (as defined therein) for that year, if the earnings per share (as defined therein) of the Company for that year was equal to at least 115% of the earnings per share of the Company for the immediately preceding year. Additionally, the employment agreement provided the Company shall pay to Mr. Stratton a bonus with respect to each of the years ended December 31, 1997 and 1998 equal to his base salary (prior to the reduction in 1997 described above), if the earnings per share of such year equal at least 118% of earnings per share of the Company for the immediately preceding year. For the year ended December 31, 1998, the maximum bonus Mr. Stratton could have received amounted to $245,000, since the earnings per share of the Company for 1998 equaled at least 118% of the earnings per share of the Company for the immediately preceding year. A bonus of $190,000 was accrued in 1998 pursuant to this agreement.

     The amended and restated agreement also provided that upon election by the Company, by written notice to the employee within 30 days following termination of employment for any reason, Mr. Stratton would not engage in any business or render any services to any business in the United States with which the Company had a current relationship or pending relationship at the date of termination in any capacity for a period of the first to occur of 12 months (18 months in certain circumstances) following (i) termination or (ii) December 31, 1998 if such business is competitive with any product or service being developed, produced or marketed by the Company at the time of such termination. If the Company elected to enforce the non-competition provision, it would have paid Mr. Stratton his base salary in effect on the date of termination and one-half of the bonus paid to Mr. Stratton for the year immediately preceding the year in which termination occurred during the non-competition period. The agreement expired on December 31, 1998.

     On July 19, 1996, the Company entered into an employment agreement with Heather A. Sica which called for Ms. Sica to receive a base salary of $150,000 per year through December 31, 1998. In addition, Ms. Sica received a bonus for each of the years ended December 31, 1996, 1997 and 1998 equal to one half of the aggregate base salary and bonus paid or payable to Richard A. Stratton for that year reduced by the base salary paid to her for that year. A bonus of $75,000 was accrued in 1998 pursuant to this agreement. Ms. Sica's agreement contained a non-competition provision substantially the same as Mr. Stratton's agreement. The agreement expired on December 31, 1998.

     On March 17, 1997, the Company entered into an employment agreement with Joseph S. Weingarten pursuant to which Mr. Weingarten serves as an Executive Vice President of the Company. The term of Mr. Weingarten's employment under this agreement is from April 7, 1997 to March 30, 2000. The agreement provides for an annual salary at a rate of $125,000 from April 7, 1997 to March 30, 1998, $135,000 from April 1, 1998 to March 30, 1999, and $145,000 from April
1, 1999 to March 30, 2000. In addition, Mr. Weingarten was eligible for a total bonus of $120,000 in 1997 and is eligible for total bonuses of $135,000 and $145,000 in 1998 and 1999, respectively. The bonuses are comprised of a discretionary portion based on performance versus agreed upon goals and a mandatory portion based on earnings per share growth (as defined therein) to the extent the earnings per share growth exceeds 10%. The discretionary portions are $40,000, $45,000 and $45,000 for 1997, 1998 and 1999, respectively. For each percentage increase in earnings per share over 10% but less than 15%, Mr. Weingarten will receive bonuses of $7,500, $8,500 and $9,500 in 1997, 1998 and 1999 respectively. For each percentage increase in earnings per share from 15% to 20%, Mr. Weingarten will receive bonuses of $8,500, $9,500 and $10,500, in 1997, 1998 and 1999, respectively. In 1998, a bonus of $30,000 was paid and a bonus of $135,000 was accrued pursuant to this agreement.

     Mr. Weingarten's employment agreement provides that upon election by the Company, by written notice to the employee within 30 days following termination of employment for any reason, Mr. Weingarten will not engage in any business or render any services to any business in the United States with which the Company has a current relationship or pending relationship at the date of termination in any capacity for a period of the first to occur of 12 months (18 months in certain circumstances) following (i) termination or (ii) March 30, 2000 if such business is competitive with any product or service being developed, produced or marketed by the Company at the time of such termination. If the Company elects to enforce the non-competition provision, it has agreed to pay Mr. Weingarten his base salary in effect on the date of termination and one-half of the bonus paid to Mr. Weingarten for the year immediately preceding the year in which termination occurs during the non-competition period.

     On January 1, 1998, the Company entered into an employment agreement with John J. Malloy, pursuant to which Mr. Malloy serves as a Senior Vice President and General Counsel of the Company. The term of Mr. Malloy's employment under this agreement is from January 1, 1998 until December 31, 2000. The agreement provides for an annual salary at a rate of $150,000 from January 1, 1998 to December 31, 1998, $155,000 from January 1, 1999 to December 31, 1999 and $160,000 from January 1, 2000 until December 31, 2000. In addition, Mr. Malloy was eligible for a total bonus of $15,000 in 1998 and is eligible for total bonuses of $20,000 and $25,000 in 1999 and 2000, respectively. The bonuses are based on earnings per share growth (as defined therein) to the extent earnings per share growth exceeds 10%. For each percentage increase in earnings per share over 10% but less than 15%, Mr. Malloy will receive bonuses of $1,250, $1,750 and $2,250 in 1998, 1999 and 2000, respectively. For each percentage increase in earnings per share from 15% to 20%, Mr. Malloy will receive bonuses of $1,500, $2,000 and $2,500 in 1998, 1999 and 2000, respectively. A bonus of $35,000 was accrued in 1998 pursuant to this agreement. Mr. Malloy's agreement contains a non-competition provision substantially the same as Mr. Weingarten's.

CHANGE OF CONTROL SEVERANCE AGREEMENTS

     On July 19, 1996, the Company entered into an agreement with Ronald E. Rabidou which calls for the Company to pay Mr. Rabidou severance compensation equal to his total annual compensation including benefits in the event his position is eliminated, his responsibilities are materially altered or his compensation is diminished following a sale or change in control of the Company.

     On January 1, 1999, the Company entered into Severance Agreements (the "Severance Agreements") with each of Richard A. Stratton, Heather A. Sica and Ronald E. Rabidou (the "Executives"). On March 22, 1999, the Company entered into a severance agreement with John Costa containing substantially the same terms and conditions as the Severance Agreements. Each Severance Agreement provides that if, following a Transaction (as defined in the Severance Agreement), the Executive's employment has been terminated by the Company for any reason, other than Cause (as such term is defined therein) or the death or disability of the Executive, or by the Executive for Good Reason (as such term is defined therein), then the Company will pay the Executive, a lump sum equal to the higher of (i) the Executive's total salary and bonus for the most recently completed fiscal year, and (ii) the Executive's total annualized salary and bonus, based on the partial fiscal year in which the date of termination occurs (the "Severance Payment"). In addition to such lump-sum severance payment, the Executive shall (i) be entitled to participate in the Company's medical insurance plan for a period of twelve months following the termination date at the Company's expense, after which the Executive will have COBRA rights as provided by law and
(ii) for a period of twelve months, be permitted to participate in any of the Company's other benefit plans in which the Executive is participating as of the termination date pursuant to Company policy.

     The Severance Agreements further provides that, in the event that the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any penalty or excise tax subsequently imposed by law applies to any payment or benefit received or to be received by the Executive in connection with a Transaction or the termination of the Executive's employment (whether pursuant to the terms of this Agreement or any other plan, arrangement, or agreement with the Company, any Person whose actions result in the Transaction or any Person affiliated with the Company or such Person) (all such payments and benefits, including the Severance Payments, being hereinafter called "Total Payments"), an additional amount shall be paid by the Company to the Executive such that the aggregate after-tax amount that he shall receive with respect to the Total Payments, including this section, shall have a present value equal to the aggregate after-tax amount that he would have received and retained had such excise or penalty tax (and any interest or penalties in respect thereof) not applied to him. For this purpose, the Executive shall be assumed to be subject to tax in each year relevant to the computation at the then maximum applicable combined Federal and Massachusetts income tax rate, and the present value of payments to him shall be made consistent with the principles of Section 280G of the Code.

OPTION PLANS

     The Company's 1990 Stock Option Plan, as amended (the "1990 Plan"), enables a committee of the Board of Directors (the "Option Committee") to grant options to employees, directors or consultants of the Company for the purchase of up to an aggregate of 1,422,319 shares of Common Stock. The 1990 Plan is administered by the Option Committee which has complete discretion to select the eligible individuals who receive option grants. In determining the eligibility of an individual to be granted an option, as well as in determining the number of options to be granted to an individual, the Option Committee considers the position and responsibilities of the individual being considered, the nature and value to the Company of his or her service and accomplishments, his or her present and potential contribution to the success of the Company and such other factors as the Option Committee may deem relevant. The 1990 Plan provides for the issuance of either non-qualified options or incentive stock options, provided that incentive stock options must be granted with an exercise price of not less than fair market value at the time of grant. All options are non-transferable other than by will or the laws of descent and distribution. Options are exercisable for a period of up to ten years from the date of grant, provided the optionee remains an employee of the Company, or prior to the last day of the third month following the date of termination of employment. If an optionee dies or becomes disabled while in the employ of the Company, the option is exercisable prior to the last day of the twelfth month following the date of termination of employment. Any options which are exercisable following termination of employment are only exercisable to the extent the optionee was entitled to exercise the option on the date of termination. Options currently outstanding vest over a three or four-year period.

     Since the inception of the 1990 Plan, options to purchase a total of 1,234,182 shares of Common Stock have been granted to certain employees and options to purchase a total of 54,306 shares have been granted to certain directors. All options to date have been granted at the fair market value of the underlying shares at the date of grant, ranging from $1.15 to $23.25 per share. As of September 22, 1999, options for an aggregate of 66,709 shares with a weighted average exercise price of $8.42 per share have been canceled due to the termination of employment of the option holder. As of September 22, 1999, options for an aggregate of 349,048 shares with a weighted average exercise price of $8.22 per share have been exercised. As of September 22, 1999, options for a total of 872,631 shares of Common Stock were outstanding. During 1999, options for an aggregate of 42,050 shares were granted with an average exercise price of $17.17 per share. Of such amount, options for an aggregate 40,000 shares were granted to executive officers.

     On April 28, 1995, the Company's stockholders approved a Stock Option Plan for Non-Employee Directors (the "Non-Employee Directors' Plan") which provides for the grant of non-qualified options for the purchase of 5,513 shares of the Company's Common Stock to each non-employee director of the Company serving on the Board at the time the Non-Employee Directors' Plan was approved, and to each new non-employee director elected in the five-year period commencing on the date of the adoption of the Non-Employee Directors' Plan. On February 5, 1998, the Board of Directors amended the Plan granting discretion to the Board or a committee consisting of two or more members of the Board to administer the Non-Employee Directors' Plan, and authorizing the Board to grant options for additional shares of the Company's common stock, $.01 par value ("Common Stock") to any non-employee director. No options have been cancelled under this plan. As of September 22, 1999, options for an aggregate of 9,188 shares with a weighted average exercise price of $12.02 per share have been exercised. During 1999, options for an aggregate of 22,225 shares were granted with an exercise price of $17.11 per share. As of September 22, 1999, 41,089 of such options were outstanding. The exercise price of the options granted under the Non-Employee Directors' Plan is the fair market value of the shares of Common Stock covered by the option on the date of grant. Options granted under the Non-Employee Directors' Plan are not exercisable prior to the first year anniversary of the date of grant, and are exercisable thereafter on a cumulative basis as to one-third of the shares covered thereby on each of the first, second and third anniversaries of the date of grant. No option is exercisable after ten years from the date of grant. Options granted under the Non-Employee Directors' Plan are not assignable or transferable by the optionee otherwise than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. The exercise price of the options granted under the Non-Employee Directors' Plan must be paid in full, in cash or shares of Common Stock of the Company already owned for a period of at least six months by the person exercising the option, valued at fair market value on the date of exercise. In the event of death or disability of an optionee, the option may be exercised within one year after the date of death or termination of the optionee's directorship with the Company on account of disability or, if earlier, prior to the date on which the option expires by its terms. In the event the optionee ceases to be a director of the Company other than by reason of death or disability, the option may be exercised within one month after the optionee ceases to be a director of the Company, unless such termination was for cause, in which case the option shall terminate at the time the optionee ceases to be a director of the Company. In no event may an option be exercised except to the extent that the right to exercise has accrued and is in effect at the time of death or termination of service as a director.

                COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
                      INTERLOCKS AND INSIDER PARTICIPATION

GENERAL

     Messrs. Segel, Costa and Stratton served as members of the Compensation Committee of the Board of Directors during all of fiscal 1998 and participated in deliberations on executive compensation. Mr. Stratton served as President and Chief Executive Officer during fiscal 1998. Mr. Segel and Mr. Costa were not officers or employees of the Corporation or any of its subsidiaries during fiscal 1998. In March 1999, Mr. Costa became an Executive Vice-President of the Corporation, and resigned from the Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     James Westra, who became a director of the Company in April 1995, is a stockholder in the law firm of Hutchins, Wheeler & Dittmar, A Professional Corporation, which provides counsel to the Company on various matters including public debt and equity offerings, the Offer and the Merger.

                      BOARD COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

     The Compensation Committee has provided the following Board Compensation Committee Report:

     The Company's executive compensation is supervised by the Compensation Committee of the Board of Directors. The Company seeks to provide executive compensation that will support the achievement of the Company's financial goals while attracting and retaining talented executives and rewarding superior performance.

     In general, the Company compensates its executive officers through a combination of base salary, annual incentive compensation in the form of cash bonuses and long-term incentive compensation in the form of stock options. In addition, executive officers participate in benefit plans, including medical and retirement plans, that are available generally to the Company's employees.

CHIEF EXECUTIVE OFFICER AND PRESIDENT COMPENSATION

     Mr. Stratton's compensation is intended to provide levels of base compensation comparable with standard market compensation practices for executive officers in other companies within the financial services industry or other companies of comparable size, taking into consideration the position's complexity, responsibility and need for special expertise.

     At the same time, the Compensation Committee has sought to link a larger percentage of the salary of Mr. Stratton to annual earnings per share growth. For the years ended December 31, 1997 and 1998, the Company's bonus plan for Mr. Stratton provides for the payment of a bonus equal to his base salary for such year if the Company's earnings per share for such year equal 118% of the earnings per share of the Company for the previous year. A bonus totaling $190,000 was accrued in 1998 pursuant to this agreement.

ANNUAL COMPENSATION

     The Company sets base salary levels for other executive officers comparable to the salary levels of executive officers in other companies within the financial services industry or other companies of comparable size, taking into consideration the position's complexity, responsibility and need for special expertise. Management sets targets based on growth in earnings per share, for earning incentive compensation.

LONG-TERM INCENTIVE COMPENSATION

     The Company provides long-term incentive compensation through its stock option plan. The number of shares covered by a grant were determined by the Stock Option Committee considering observed market practices for similar positions in similar industries and individual performance and responsibilities.

                                          COMPENSATION COMMITTEE

                                          Gerald Segel
                                          Richard Stratton
                                          Grant Wilson

                               PERFORMANCE GRAPH

     The Stock Price Performance Graph set forth below compares the cumulative total stockholder return to the Company's stockholders for the period commencing February 24, 1992, the date shares of common stock were first registered under
Section 12 of the Securities and Exchange Act of 1934, as amended, to August 31, 1999, with the cumulative return on the NASDAQ Composite Index and a peer group index (NASDAQ Financial Stock Index):
[STOCK PERFORMANCE GRAPH]

                                                                               NASDAQ STOCK MARKET
                                                       LITCHFIELD                     (US)               NASDAQ FINANCIAL STOCKS
                                                       ----------              -------------------       -----------------------
'1992'                                                   100.00                      100.00                      100.00
'1993'                                                   174.23                      114.77                      116.22
'1994'                                                   175.42                      112.18                      116.50
'1995'                                                   218.23                      158.68                      169.72
'1996'                                                   247.61                      195.23                      217.88
'1997'                                                   325.25                      239.23                      333.31
'1998'                                                   318.95                      337.14                      323.55
'1999'                                                   316.85                      422.63                      320.68

The stock performance graph assumes $100 was invested on February 25, 1992.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth information with respect to the beneficial ownership of shares of Common Stock of the Company, as of June 30, 1999 by all stockholders of the Company known to be beneficial owners of more than 5% of the outstanding Common Stock of the Company, by each director, each of the Named Executive Officers (as defined herein) and all directors and officers of the Company as a group:

                                                              AMOUNT AND NATURE
                                                                OF BENEFICIAL      PERCENTAGE
NAME                                                            OWNERSHIP(A)        OF CLASS
- ----                                                          -----------------    ----------
John McStay Investments................................            777,813            11.1%
  5949 Sherry Lane
  Dallas, TX 75225

JP Morgan..............................................            719,900            10.3%
  522 Fifth Avenue -- 14th Floor
  New York, NY 10036

Arthur D. Charpentier..................................            592,779             8.5%
  660 White Plains Road, Suite 400
  Tarrytown, NY 10591

Munder Capital Management..............................            387,580             5.6%
  480 Pierce Street
  Birmingham, MI 48009

Wellington Management Co. .............................            361,200             5.2%
  75 State Street
  Boston, MA 02109

Richard A. Stratton(b).................................            383,556(c)          5.3%
  Chief Executive Officer, President and
  Director

Heather A. Sica(b).....................................            141,598(d)          2.0%
  Executive Vice President and Director

Ronald E. Rabidou(b)...................................             35,313(e)            *
  Executive Vice President, Chief Financial
  Officer and Treasurer

Gerald Segel...........................................             21,983(f)            *
  Director
  Tucker Anthony
  One Beacon Street
  Boston, MA 02108

Joseph S. Weingarten(b)................................             16,667(g)            *
  Executive Vice President

                                                              AMOUNT AND NATURE
                                                                OF BENEFICIAL      PERCENTAGE
NAME                                                            OWNERSHIP(A)        OF CLASS
- ----                                                          -----------------    ----------
James Westra................................................         8,582(h)            *
  Director
  Hutchins, Wheeler & Dittmar,
  A Professional Corporation
  101 Federal Street

John Costa(b)...............................................         7,840(h)            *
  Executive Vice President and Director

John J. Malloy(b)...........................................         6,250(i)            *
  Senior Vice President, General Counsel and Clerk

All directors and executive officers as a group (11
  persons)..................................................       687,246(j)          9.1%

- ---------------
   * Less than one percent.

 (a) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes general voting power and/or investment power with respect to securities. Shares of commons stock subject to options currently exercisable or exercisable within 60 days of June 30, 1999 are deemed outstanding for computing the percentage of a person holding such options but are not deemed outstanding for computing the percentage of any other person. The persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

 (b) Address: 430 Main Street, Williamstown, Massachusetts, 01267.

 (c) Includes 268,393 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

 (d) Includes 139,283 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

 (e) Includes 35,313 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

 (f) Includes 21,983 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

 (g) Includes 16,667 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

 (h) Includes 6,847 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

 (i) Includes 6,250 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

 (j) In addition to the shares of Common Stock and options to purchase Common Stock deemed to be beneficially owned by the directors and officers, as set forth above, includes options to purchase Common Stock held by the following executive officers in the following amounts: James Shippee -- 35,279 shares; Wayne M. Greenholtz -- 16,608 shares; and James Yearwood -- 13,570 shares. Such options are exercisable currently or within 60 days.

                      COMPLIANCE WITH SECTION 16(a) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Officers and Directors and persons owning more than 10% of the outstanding common stock of the Company to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, Directors and greater than 10% holders of common stock are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on copies of such forms furnished as provided above, or written representations that no such forms were required, the Company believes that during the fiscal year ended December 31, 1998, all Section 16(a) filing requirements applicable to its officers, Directors and owners of greater than 10% of its common stock were met.

                  INFORMATION WITH RESPECT TO PARENT DESIGNEES

PURCHASER DESIGNEES

     The Company has been advised by Parent that Acquisition will choose the Parent Designees from among the directors and officers of Parent and Acquisition listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders of the Company together with this Schedule 14D-9. The information on such Schedule I with respect to such directors and officers is incorporated herein by reference. Parent has advised the Company that all such persons have consented to serve as director if so designated. Parent has informed the Company that none of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company, or
(iii) to the best knowledge of Parent and Acquisition, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to the best knowledge of Parent and Acquisition, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission except as may be disclosed herein or in the Schedule 14D-9.